EXHIBIT 99.1

CORAL GOLD RESOURCES LTD.
(an Exploration Stage Company)

Consolidated financial statements

For the years ended January 31, 2014, 2013, and 2012

(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Coral Gold Resources Ltd. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at January 31, 2014 and 2013 for the years then ended have been audited by Manning Elliott LLP, Chartered Accountants, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

“David Wolfin”	“Malcolm Davidson”

David Wolfin President & CEO May 29, 2014	Malcolm Davidson, CA Chief Financial Officer May 29, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Coral Gold Resources Ltd.

We have audited the accompanying consolidated financial statements of Coral Gold Resources Ltd. which comprise the consolidated statements of financial position as at January 31, 2014 and 2013 and the consolidated statements of operations and comprehensive loss, equity and cash flows for the years then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company’s internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Coral Gold Resources Ltd. as at January 31, 2014 and 2013 and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 1 to these consolidated financial statements which describes the existence of a material uncertainty that may cast significant doubt about the ability of Coral Gold Resources Ltd. to continue as a going concern.

Other Matter
The information presented in the consolidated statements of equity and operations and comprehensive loss for the year ended January 31, 2012 and related notes of Coral Gold Resources Ltd. were audited by another firm of independent auditors who expressed an unmodified opinion on those consolidated statements in their report dated May 25, 2012.

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
May 29, 2014

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Financial Position
(Expressed in Canadian dollars)

	Note	January 31, 2014	January 31, 2013
Assets
Current assets
Cash and cash equivalents		$8,074	$14,450
Other amounts receivable		5,810	38,593
Prepaid expenses		-	3,107
		13,884	56,150

Exploration and Evaluation Assets	4	19,027,044	19,264,220
Property and Equipment	6	99,383	106,358
Investments in Related Companies	7	140,505	396,743
Amounts Receivable from a Related Party	11b	46,171	33,043
Reclamation Bonds	8	529,408	474,034
Total Assets		$19,856,395	$20,330,548

Liabilities
Current liabilities
Accounts payable and accrued liabilities		$236,548	$401,088
Amounts payable to related parties	11c	263,445	194,876
		499,993	595,964

Reclamation Provision	12	484,000	395,000
Deferred Tax Liability	17	1,766,720	2,444,038
Total liabilities		2,750,713	3,435,002

Equity
Share Capital	9	44,311,995	43,954,422
Equity Reserves		2,738,194	2,701,918
Accumulated Other Comprehensive Income		80,461	277,637
Accumulated Deficit		(30,035,288)	(30,048,751)
Equity Attributable to Equity Holders of the Company		17,095,362	16,885,226
Equity Attributable to Non-Controlling Interests		10,320	10,320
Total Equity		17,105,682	16,895,546
Total Liabilities and Equity		$19,856,395	$20,330,548

Commitments – Note 13
Subsequent Events – Note 19

Approved by the Board of Directors on May 29, 2014:

/s/ David Wolfin	Director	/s/ Gary Robertson	Director

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended January 31, 2014, 2013 and 2012
(Expressed in Canadian dollars)

	Note	2014	2013	2012
Operating and Administrative Expenses
Consulting fees		$18,836	$12,000	$96,951
Depreciation		6,975	1,849	1,845
Directors’ fees		18,000	16,500	12,000
Finance costs	12	11,850	27,561	7,067
Impairment of exploration and evaluation assets	5	498,528	-	-
Investor relations		10,305	70,518	109,690
Management fees		30,000	67,500	106,140
Office and miscellaneous		44,426	73,088	90,259
Professional fees		87,669	39,004	58,676
Regulatory and compliance fees		23,603	26,157	24,646
Salaries and benefits		95,134	153,137	169,483
Share-based payments	10	9,350	855,773	63,146
Travel		5,841	22,201	32,684
		860,517	1,365,288	772,587

Loss before other items and tax		(860,517)	(1,365,288)	(772,587)

Other items
Interest and other income		248	4,253	28,784
Gain on sale of investments	7	107,300	22,155	-
Gain on settlement of debt	9	46,340	-	-
Impairment loss on investments	7	-	(40,337)	-
Foreign exchange gain (loss)		7,903	(15,369)	1,281
Loss Before Income Tax		(698,726)	(1,394,586)	(742,522)
Deferred income tax recovery (expense)	17	647,855	(147,978)	(31,291)
Net Loss		(50,871)	(1,542,564)	(773,813)
Other Comprehensive Income (Loss) – Items that may be reclassified subsequently to income or loss
Unrealized gain loss on available for sale securities	7	(197,176)	(454,342)	(330,342)

COMPREHENSIVE LOSS		$(248,047)	$(1,996,906)	$(1,104,155)

Loss per Share - Basic and Diluted		$(0.00)	$(0.05)	$(0.02)

Weighted Average Number of Shares Outstanding		36,024,532	33,563,649	33,483,650

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Equity
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Reserve for Stock Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Income	Accumulated Deficit	Non-Controlling Interest	Total

Balance, January 31, 2011		32,949,391	$43,389,425	$1,792,159	$1,457,481	$3,249,640	$1,062,321	$(29,072,412)	$10,320	$18,639,294
Common shares issued for cash:
Exercise of options		95,000	48,950	-	-	-	-	-	-	48,950
Exercise of warrants		519,258	389,444	-	-	-	-	-	-	389,444
Transfer of reserve on exercise of options and warrants		-	126,603	(37,875)	(88,728)	(126,603)	-	-	-	-
Share-based payments		-	-	63,146	-	63,146	-	-	-	63,146
Transfer of expired options		-	-	(805,185)	-	(805,185)	-	805,185	-	-
Unrealized loss on investment in securities, net of tax		-	-	-	-	-	(330,342)	-	-	(330,342)
Net loss for 2012		-	-	-	-	-	-	(773,813)	-	(773,813
Balance, January 31, 2012		33,563,649	$43,954,422	$1,012,245	$1,368,753	$2,380,998	$731,979	$(29,041,040)	$10,320	$18,036,679

Share-based payments	9	-	-	425,924	429,849	855,773	-	-	-	855,773
Transfer of expired options		-	-	(534,853)	-	(534,853)	-	534,853	-	-
Unrealized loss on investment in securities, net of tax	7	-	-	-	-	-	(454,342)	-	-	(454,342)
Net loss for 2013		-	-	-	-	-	-	(1,542,564)	-	(1,542,564)
Balance, January 31, 2013		33,563,649	$43,954,422	$903,316	$1,798,602	$2,701,918	$277,637	$(30,048,751)	$10,320	$16,895,546
Common shares issued for cash:
Private Placements	9	3,694,500	278,190	-	91,260	91,260	-	-	-	369,450
Less: Share issuance costs		-	(3,000)	-	-	-	-	-	-	(3,000)
Common shares issued for debt	9	514,892	82,383	-	-	-	-	-	-	82,383
Share-based payments	9	-	-	2,629	6,721	9,350	-	-	-	9,350
Transfer of expired/cancelled options		-	-	(64,334)	-	(64,334)	-	64,334	-	-
Unrealized loss on investment in securities, net of tax	7	-	-	-	-	-	(197,176)	-	-	(197,176)
Net loss for 2014		-	-	-	-	-	-	(50,871)	-	(50,871)
Balance, January 31, 2014		37,773,041	$44,311,995	$841,611	$1,896,583	$2,738,194	$80,461	$(30,035,288)	$10,320	$17,105,682

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Consolidated Statements of Cash Flows
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

	Note	2014	2013	2012
CASH PROVIDED BY (USED IN):

Operating Activities
Net loss		$(50,871)	$(1,542,564)	$(773,813)
Adjustments for non-cash items:
Depreciation		6,975	1,849	1,845
Share-based payments		9,350	855,773	63,146
Gain on sale of investments		(107,300)	(22,155)	-
Gain on settlement of debt		(46,340)	-	-
Impairment loss on investments		-	40,337	-
Foreign exchange gain (loss)		(25,400)	2,602	354
Finance costs		11,850	27,561	7,067
Impairment of exploration and evaluation assets		498,528	-	-
Deferred income tax expense (recovery)		(647,855)	147,978	31,291

		(351,063)	(488,619)	(670,110)
Net change in non-cash working capital	16	59,374	400,276	(54,845)

		(291,689)	(88,343)	(724,955)

Investing Activities
Expenditures on exploration and evaluation assets		(218,352)	(1,179,581)	(1,056,544)
Proceeds on sale of investments		136,899	26,834	-
Purchase of property and equipment		-	-	(3,023)
Increase in reclamation bond		-	(58,937)	(34,696)

		(81,453)	(1,211,684)	(1,094,263)

Financing Activities
Issuance of shares for cash, net		366,450	-	438,394

Effect of exchange rate fluctuations on cash and equivalents		316	(15)	(546)

Net decrease in cash and equivalents		(6,376)	(1,300,044)	(1,381,370)
Cash and cash equivalents, beginning of year		14,450	1,314,494	2,695,864

Cash and cash equivalents, end of year		$8,074	$14,450	$1,314,494

Supplementary Cash Flow Disclosures
Cash paid during the year for:
Interest expense		$-	$-	$252
Income taxes		$-	$-	$-
Expenditures on exploration and evaluation assets included in amounts payable to related parties, net		$(4,829)	$(9,026)	$78,244

The accompanying notes are an integral part of the consolidated financial statements

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS

Coral Gold Resources Ltd. (the “Company”) was incorporated in 1988 under the Company Act of British Columbia and is primarily involved in the exploration and development of its mineral properties. The Company’s head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company’s common shares are traded on the TSX-V, OTCBB, and the Frankfurt Stock Exchange.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at January 31, 2014, the Company has a working deficit of $486,109 and accumulated losses of $30,035,288. The Company has not yet generated any revenues from its operations.  The Company is required to raise new financing through the sale of shares or issuance of debt to continue with its operations and to develop its mineral properties. Although management intends to secure additional financing, there is no assurance that management will be successful in its efforts to secure additional financing or that it will ever develop a self-supporting business. These factors together form a material uncertainty which may raise significant doubt about the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s functional currency and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.  The accounting policies in Note 3 have been applied consistently to all periods presented.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on May 29, 2014.

Foreign Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the Canadian dollar.  Transactions in currencies other than the Company’s functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.  Foreign currency translation differences are recognized in net loss for the year.

The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates under different assumptions and conditions.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)	Going concern

Determining if the Company has the ability to continue as a going concern is dependent on its ability to achieve profitable operations. Certain judgments are made when determining if the Company will achieve profitable operation. Further disclosure is included in Note 1.

b)	Impairment of equipment and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s equipment and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its equipment and mining interests.

c)	Depreciation rate for equipment

Depreciation is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of operations and comprehensive loss.

d)	Estimated reclamation provisions

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and site closure costs. The provision reflects estimates of future costs, inflation, and assumptions of risks associated with the future cash outflows, and the applicable risk free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

e)	Valuation of share based payments

The Company uses the Black Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

2. BASIS OF PRESENTATION (continued)

Significant Accounting Judgements and Estimates (continued)

f)	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and theapplication of existing tax laws in each jurisdiction. Weight is attached to taxplanning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets/liabilities.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its US subsidiaries.

	Ownership Interest	Jurisdiction	Nature of Operations
Coral Resources, Inc.	100%	Nevada, USA	Exploration Company
Coral Energy Corporation	100%	California, USA	Holding Company
Marcus Corporation	98.49%	Nevada, USA	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions are eliminated in preparing the consolidated financial statements.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivable or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Financial instruments comprise cash and cash equivalents, investments in related companies, amounts due from a related party, accounts payable and amounts due to related parties. At initial recognition management has classified financial assets and liabilities as follows:

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

The Company has classified its cash and cash equivalents as FVTPL. Investments in related companies are classified as available for sale and amounts due from a related party are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are cashable readily convertible into a known amounts of cash.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties and capitalizes all costs relating to the acquisition, exploration and evaluation of mineral claims and recognizes any proceeds received as a reduction of the cost of the related claims. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

Incidental revenues and operating costs are included in exploration and evaluation assets prior to commercial production.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mine development properties, and subsequently amortized over the life of the resources associated with the area of interest once mining operations have commenced.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and impairment. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant and equipment. Once commercial production has commenced, certain equipment are depreciated using the units of production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets related.

Property and equipment are depreciated annually using the following methods and rates:

Computer hardware	20% declining balance
Equipment	20% declining balance
Vehicles	5 years straight line

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statements of comprehensive income or loss.

Where an item of property and equipment comprises major components with different useful lives, the components are accounted for as separate items of property and equipment.  Expenditures incurred to replace a component of an item of plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Impairment

At each financial reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the year.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in profit or loss.

Accounting for equity units

Proceeds received on the issuance of units, comprised of common shares and warrants are allocated based on a value determined by the Black-Scholes option pricing model for the  warrants.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based payment transactions

The share option plan allows Company employees, directors and consultants to acquire shares of the Company.  All options granted are measured at fair value and are recognized in expenses as share-based payments with a corresponding increase in equity reserves.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  For non-employees, share-based payments are measured at the fair value goods and services received or the fair value or the fair value of the equity instruments issued, if it is determined the fair value cannot be reliably measured, and are recorded at the date the goods or services are received. The fair value of the options is accrued and charged either to operations or exploration and evaluation assets, with the offset credit to equity reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. Upon the expiration or cancellation of unexercised stock options, the Company will transfer the value attributed to those stock options from equity reserves to deficit.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to passage of time is recognized as accretion expense.

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mineral property. Over time, the discounted liability is increased for the change in present value based on the risk-free interest rate applicable to the future cash outflows, which is accreted over time through periodic charges to income or loss. The reclamation provisions are initially recorded with corresponding increase to the carrying amount of related mineral properties.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares. In the Company's case, diluted loss per share is the same as basic loss per share as the effects of including all outstanding options and warrants would be anti-dilutive.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax.  Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

New accounting standards adopted by the Company

The mandatory adoption of the following new and revised accounting standards and interpretations on February 1, 2013 had no significant impact on the Company’s consolidated financial statements for the years presented:

IFRS 10 – Consolidated Financial Statements
IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns    from its involvement with the investee and has the ability to affect those returns through its power over the investee. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of the previous IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 – Joint Arrangements
IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or a joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under IFRS 11, proportionate consolidation is no longer permitted.

IFRS 12 – Disclosure of Interests in Other Entities
IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 – Fair Value Measurement
IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes disclosures about fair value measurement.

IAS 1 – Presentation of Financial Statements
In June 2011, the IASB issued an amendment to IAS 1, which requires entities to separately present items in other comprehensive income based on whether or not they may be reclassified to profit or loss in future periods.

IAS 27 – Separate Financial Statements
As a result of the issue of IFRS 10, IFRS 11 and IFRS 12, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 has been reissued to only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

IAS 28 – Investments in Associates and Joint Ventures
As a consequence of the issuance of IFRS 10, IFRS 11 and IFRS 12, IAS 28 has been amended to provide accounting guidance for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. The amended IAS 28 is applied by all entities that are investors with joint control of, or significant influence over, an investee.

IFRIC 20 – Production Stripping Costs
In October 2011, the IASB issued IFRIC 20, which requires the capitalization and depreciation of stripping costs in the production phase if an entity can demonstrate (i) that it is probable future economic benefits will flow to the entity, (ii) the component of the ore body for which the access has been improved is identifiable, (iii) the costs related to the stripping activity associated with that component can be reliably measured.

Accounting Standards and Amendments Issued But Not Yet Effective

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for accounting periods beginning on or after January 1, 2014.

The following standards will be adopted effective February 1, 2014:

IAS 36 – Impairment of Assets
In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when and asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal. Management does not expect that the adoption of this standard will have a significant effect on the consolidated financial statements of the Company other than additional disclosures.

IFRIC 21 – Levies
In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. Management does not expect that the adoption of this standard will have a significant effect on the consolidated financial statements of the Company other than additional disclosures.

The following standard will be adopted effective February 1, 2015:

IFRS 9 – Financial Instruments
In November 2009, as part of the IASB project to replace IAS 39 Financial Instruments: Recognition and Measurement, the IASB issued the first phase of IFRS 9 Financial Instruments that introduces new requirements for the classification and measurement of financial assets. The standard was revised in October 2010 to include requirements regarding classification and measurement of financial liabilities.

We are currently evaluating the impact the final interpretation is expected to have on our consolidated financial statements.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition and exploration expenditures:

	Robertson Property	Ruf and Norma Sass Claims	Other	Total

Balance, January 31, 2012	$17,852,382	$40,633	$3	$17,893,018

Exploration costs during 2013:
Assays	105,209	-	-	105,209
Consulting	281,715	-	-	281,715
Drilling	576,544	-	-	576,544
Field supplies and other	299	-	-	299
Lease payments	110,756	-	-	110,756
Mapping	7,842	-	-	7,842
Taxes, licenses and permits	91,145	5,812	-	96,957
Water analysis	259	-	-	259
Reclamation provision	191,621	-	-	191,621

Balance, January 31, 2013	$19,217,772	$46,445	$3	$19,264,220

Exploration costs during 2014:
Consulting	69,590	-	-	69,590
Lease payments	68,548	-	-	68,548
Mapping	2,574	-	-	2,574
Taxes, licenses and permits	71,596	6,044	-	77,640
Reclamation provision	43,000	-	-	43,000
Impairment (Note 5)	(498,528)	-	-	(498,528)

Balance, January 31, 2014	$18,974,552	$52,489	$3	$19,027,044

The Company has certain interests in 696 patented and unpatented lode mining claims located in Lander County, Nevada, subject to net smelter returns (“NSR”) on production ranging from 4% to 10%, and which certain leases provide for advanced royalty payments.

a)
Robertson Property

The Robertson group is comprised of three claim groups known as the Core claims, the Excluded claims (previously referred to as Carve-out claims), and the Ruf claims.

Core Claims – 100% interest

The Company holds an interest in 445 patented and unpatented lode mining claims. The Company owns outright 378 of these claims of which 39 unpatented lode claims are owned by the Company’s 98.49% owned subsidiary, Marcus.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS (continued)

a)	Robertson Property (continued) The remaining 67 claims are leased by the Company as follows:

(i)
Breckon Lease June Claims

The Company entered a mineral lease and option-to-purchase agreement granting it the exclusive rights to explore, develop, and exploit six lode mining claims, which form part of the core area of the Robertson Property.  The agreement is for an initial term of four years expiring March 22, 2012 in consideration of the payment of an annual rent of US$25,000, renewable in successive four-year terms, provided that the rent will increase by US$5,000 every four years. The agreement was renewed in March 2012 and will expire in March 2016, with annual rent of US$30,000.

The property is subject to a 3% NSR royalty, subject to the Company’s exclusive right to purchase the NSR for US$1,000,000 per percentage point.  The Company also has the exclusive right to purchase the property, subject to the NSR, for US$1,000,000.

(ii)
Chachas/Moore Lease

The Company assumed an option-to-purchase agreement dated November 30, 1975 related to 13 mineral claims, which form part of the core area of the Robertson Property. The total purchase price of the claims is US$2,000,000, which is payable in installments of US$1,000 per month until paid in full.

The property is subject to an 8% NSR. Any NSR royalty payments paid to the lessors are credited against the minimum monthly payments for a period equal to the value of the royalties paid at a rate of US$1,000 per month.

(iii)
Blue Nugget, Lander Ranch and Norma Sass Claims

The Company entered a mineral lease and option-to-purchase agreement with respect to nine Blue Nugget claims, 27 Lander Ranch claims, 24 Norma claims and 11 Sass claims of which the Blue Nugget and Lander Ranch claims form part of the core area of the Robertson Property and the Norma and Sass claims form part of the Norma Sass Property (Note 4d). Pursuant to the fifth amending agreement, the terms of the lease was extended to April 21, 2013 and are currently being negotiated. The total purchase price of the claims is US$1,500,000, which is payable in annual installments of $500 per claim until paid in full.

(iv)
Northern Nevada Lease

The Company entered a mineral lease with respect to 12 claims, which form part of the core area of the Robertson Property with an indefinite term. The claims are subject to a 4% NSR for which the Company is required to make minimum annual advanced royalty payments in the amount of $9,600 per year throughout the term of the lease.

(v)
Ruf Claims – 66.67% owned

By an amended option agreement dated September 13, 1995, the Company granted Levon Resources Ltd (“Levon”), a company related by common directors, an option to purchase a 50% interest in 58 claims including 23 Ruf, 24 Norma and 11 Sass Claims (Notes 4a(iii) and 4d) of which the Ruf claims form a portion of the Robertson Property and the Norma Sass claims constitute the Norma Sass Property. On December 31, 2002, the Agreement was amended whereby Levon earned a 33.33% interest in these claims. Expenditures incurred on the Ruf claims have been classified to Ruf and Norma Sass claims in the exploration expenditure table. A third party holds a 3% NSR royalty from some of these mining claims, up to a limit of US$1,250,000.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS (continued)

b)
Excluded Claims (previously referred to as Carve-out Claims) – 39% carried interest

By Agreement dated May 16, 1996, the Company granted Amax Gold Exploration Inc. (“Amax”) an option to purchase a 51% interest in 132 claims (originally 219 claims). Amax exercised the option by paying twice the amount the Company had incurred in exploration expenditures on the property. Under the terms of the Agreement, the Company has a 39% carried interest.

The Amax 61% interest was subsequently acquired by Cortez GML and is currently owned by Barrick Gold Corporation (“Barrick”).

c)
Blue Ridge Claims

The Company has a mineral lease agreement relating to nine mineral claims, which adjoin the southern part of the Excluded Claims. These claims are subject to a 5% NSR. In order to maintain the lease the Company must pay minimum advanced royalty payments of US$1,800 per month.

d)
Norma Sass Property – 66.67% interest

The Company holds a 66.67% interest in the 38 Norma Sass mining claims located in Lander County, Nevada, pursuant to a mineral lease and option-to-purchase agreement (Note 4a(iii)). The remaining 33.33% interest is held by Levon (Note 4a(v)).

e)	JDN Hilltop Crest – 50% interest The Company holds a 50% interest in 27 claims in the Hilltop District, Lander County, Nevada. The remaining 50% interest is held by Great Thunder Gold Corp.

f)	Eagle Group – 66.6% interest The Company holds a 66.67% interest in 45 claims in the Eagle Group situated in the Shoshone Range, Lander County, Nevada. The remaining 33.33% interest is held by Levon.

Realization of Exploration and Evaluation Assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal. Resource exploration and development is highly speculative and involves inherent risks. While the rewards can be substantial if an ore body is discovered, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

Title to Exploration and Evaluation Assets Interests

Although the Company has taken steps to verify the title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title.  Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

4. EXPLORATION AND EVALUATION ASSETS (continued)

Environmental

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material, and other matters.  The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest.  The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company other than the amount presented and disclosed as a reclamation provision in these consolidated financial statements.

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

5. IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

The Company reviews the carrying amounts of its long‐term assets at each statement of financial position date to determine whether there is any indication that those assets are impaired.

During 2014 the Company determined that 184 claims were insignificant to the core property and did not warrant addition expenditures for claims maintenance. The 184 claims were previously part of the core claims – 100% and described in note 4 (a). The Company concluded that these claims were not required to maintain the value of the other core claims and therefore the costs incurred to date on those claims should be written off. The Company acquired these claims between 1986 and 1991. The $498,528 carrying value of the claims disposed is recorded as a charge to operations and is included in net loss.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

6. PROPERTY AND EQUIPMENT

	Land	Buildings	Vehicles	Computer Hardware	Equipment	TOTAL
	$	$	$	$	$	$
COST
Balance at January 31, 2012	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2013	84,127	18,708	6,920	5,926	3,459	119,140
Additions	-	-	-	-	-	-
Balance at January 31, 2014	84,127	18,708	6,920	5,926	3,459	119,140

ACCUMULATED DEPRECIATION
Balance at January 31, 2012	-	-	5,297	5,035	600	10,932
Depreciation	-	-	1,384	176	289	1,849
Balance at January 31, 2013	-	-	6,681	5,211	889	12,781
Depreciation	-	6,080	239	143	513	6,975
Balance at January 31, 2014	-	6,080	6,920	5,354	1,402	19,757

CARRYING VALUE
At January 31, 2013	84,127	18,708	239	715	2,570	106,358
At January 31, 2014	84,127	12,628	-	572	2,057	99,383

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

7. INVESTMENT IN RELATED COMPANIES

At January 31, 2014, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain (Loss)	Fair Value
Available-for-sale shares:
Levon Resources Ltd.	539,071	$42,837	$97,321	$140,158
Great Thunder Gold Corp (formerly Mill Bay Ventures Inc.)*	17,291	1,297	(950)	347

		$44,134	$96,371	$140,505

At January 31, 2013, the Company held shares as follows:

	Number of Shares	Cost	Accumulated Unrealized Gain	Unrealized Impairment Loss Recognized in Net Loss	Fair Value
Available-for-sale shares:
Levon Resources Ltd.	909,071	$72,437	$323,009	$-	$395,446
Great Thunder Gold Corp (formerly Mill Bay Ventures Inc.)	51,873	41,634	-	(40,337)	1,297

		$114,071	$323,009	$(40,337)	$396,743

*Mill Bay Ventures Inc. affected a 3:1 consolidation during the year ended January 31, 2014.

During the year ended January 31, 2014, the Company recorded an unrealized pre-tax loss of $226,639 (2013 - $559,583) on investments in related companies, representing the change in fair value during the year.

Certain directors of Levon and Great Thunder Gold Corp. (formerly Mill Bay Ventures Inc.) are also directors of the Company.

During the year ended January 31, 2014, the Company sold 370,000 (2013 – 58,500) Levon shares and realized a gain of $107,300 (January 31, 2013 - $22,155).

During the year ended January 31, 2013, the share price of Great Thunder Gold Corp. (formerly Mill Bay Ventures Inc.) declined significantly.  The amount of the cumulative unrealized loss that is reclassified from other comprehensive loss represents the difference between the book cost and current fair value. The amount reclassified at January 31, 2013 was $40,337 which was included in net loss for 2013.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

8. RECLAMATION BONDS

Under the Bureau of Land Management of the United States (the “Bureau”), the Company is required to hold reclamation bonds that cover the estimated cost to reclaim the ground disturbed. During the year ended January 31, 2014, at the request of the Bureau the Company increased the bonds by US$59,089.

As at January 31, 2014, the total reclamation deposits were $529,408 (US$475,317) (January 31, 2013 - $474,034 (US$475,317)).

The Company placed the funds in trust with a fully secured standby letter of credit lodged as collateral in support of the bond. Interest is accrued on the bond at a monthly weighted average rate of 0.05% (2013 - 0.05%).

9. SHARE CAPITAL

a)	Authorized Unlimited common shares without par value. All shares outstanding are fully paid.

b)
Issued during 2014 and 2013

On July 17, 2013, the Company closed a non-brokered private placement issuing 3,694,500 units at a price of $0.10 per unit for gross proceeds of $369,450. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each share purchase warrant is exercisable at a price of $0.15 expiring on July 17, 2015. The company paid cash finders’ fees of $3,000.

The fair value of the warrants issued has been estimated using the Black-Scholes options pricing model with the following assumptions, respectively: risk-free interest rate of 1.09%, dividend yield rates of $nil, volatility of 76.45% and expected lives of 2 years. Of the $369,450 total aggregate proceeds raised, $91,260 was attributable to warrants and $278,190 was attributable to common shares.

On March 18, 2013, the Company issued 514,892 common shares to four related companies settling amounts payable totalling $128,723 at a deemed price of $0.25 per share. The shares issued had a fair value of $82,383 and the Company recorded a gain on settlement of debt of $46,340. The shares issued by the Company were subject to a four month hold period that expired on July 18, 2013.

During the years ended January 31, 2014 and 2013, no options or warrants were exercised.

c)	Share purchase warrants and compensation options

On September 19, 2013, the TSX Venture Exchange approved the extension of the expiry dates of the warrants issued pursuant to the private placement that closed on April 1, 2010 from October 1, 2013 and October 23, 2013 to October 1, 2014 and October 23, 2014 respectively. All other terms remain the same.

As a result of the extension, the Company recorded an additional aggregate fair value compensation cost in the amount of $6,721 which has been estimated using the Black-Scholes option pricing model with the following assumptions for the fair value of the amended warrants at the date of the amendment: risk-free interest rate of 1.25%, dividend yield of 0.00%, volatility of 74.91%, and an expected life of 1.0 year.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

9. SHARE CAPITAL (continued)

c)	Share purchase warrants and compensation options (continued)

During the year ended January 31, 2013, the Company recorded an incremental compensation cost totaling $429,849 for the excess of the fair value of the original warrants immediately before their terms were modified and the fair value of the modified warrants at the date of modification. The fair value of warrants modified has been estimated using the Black-Scholes option pricing with the following assumptions, respectively: risk-free interest rates of 1.43% and 1.09%, dividend yield rates of $nil, volatility of 114% and 90.95%, and expected lives of 0.5 years and 1 year.

A summary of the share purchase warrants and compensation options issued, exercised and expired during the years ended January 31, 2014 is as follows:

	Number of Warrants	Weighted Average Exercise Price

Balance, January 31, 2012	6,464,120	$0.75
Balance, January 31, 2013	6,464,120	$0.75
Issued	3,694,500	$0.15
Balance, January 31, 2014	10,158,620	$0.53

Details of share purchase warrants outstanding as of January 31, 2014 and 2013 are:

		Warrants Outstanding
	Exercise Price	and Exercisable
Expiry Date	per Share	January 31, 2014	January 31, 2013

October 1, 2014	$0.75	4,709,120	4,709,120
October 23, 2014	$0.75	1,755,000	1,755,000
July 17, 2015	$0.15	3,694,500	-
		10,158,620	6,464,120

d)
Stock options

The Company’s stock option plan provides for the granting of options to directors, officers, employees and consultants.  Under the terms of the option plan, options issued will not exceed 10% (2013 - 10%) of the issued and outstanding shares from time to time. The option price under each option is not less than the discounted market price on the grant date.  The expiry date for each option is set by the Board of Directors at the time of issue and cannot be more than ten years after the grant date. All options vest 100% on the grant date unless a vesting schedule is set by the Board of Directors at the time of issue.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

9. SHARE CAPITAL (continued)

d)	Stock options (continued) For the years ended January 31, 2014 and 2013 stock option activity is summarized as follows:

	Number of Options	Weighted Average Exercise Price
Stock options outstanding, January 31, 2012	2,515,000	$0.76
Granted	1,765,000	$0.36
Cancelled	(420,000)	$0.74
Expired	(575,000)	$0.97
Stock options outstanding, January 31, 2013	3,285,000	$0.51
Granted	-	-
Cancelled	(65,000)	$0.43
Expired	(65,000)	$1.00
Stock options outstanding, January 31, 2014	3,155,000	$0.50

A summary of stock options outstanding as at January 31, 2014 is as follows:

Number Outstanding	Exercise Price	Weighted Average Remaining Contractual Life (years)	Intrinsic Value	Expiry Date
90,000	$0.40	0.06	$0.00	February 22, 2014
515,000	$0.76	0.95	$0.00	January 13, 2015
550,000	$0.45	1.63	$0.00	September 17, 2015
420,000	$0.80	1.97	$0.00	January 21, 2016
900,000	$0.40	3.06	$0.00	February 22, 2017
680,000	$0.30	3.70	$0.00	October 12, 2017

3,155,000	$0.50	2.37

As at January 31, 2014, 3,155,000 options were exercisable at a weighted-average exercise price of $0.50. The weighted average remaining contractual life of stock options outstanding as at January 31, 2014 was 2.73 years.

10. SHARE-BASED PAYMENTS

No stock options were granted during the year ended January 31, 2014.

During the year ended January 31, 2013, the Company granted stock options to various directors, officers, employees, consultants, and investor relations of the Company to purchase up to a total of 1,765,000 common shares at a weighted average exercise price of $0.36 pursuant to the Company’s stock option plan. The options vest on dates ranging from the grant date to October 12, 2013. The options are exercisable on or before October 12, 2017.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

10. SHARE-BASED PAYMENTS (continued)

The Company recorded total share-based payments of $9,350 for the vesting of stock options and for the extension of warrants during the year ended January 31, 2014 (2013 - $855,773; 2012 - $63,146) as follows:

	2014	2013	2012

Directors, officers and employees	$-	$366,171	$-
Investor relations	2,629	10,371	63,146
Consultants	-	49,382	-
Extension of warrants	6,721	429,849	-
	$9,350	$855,773	$63,146

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	2014	2013	2012
Weighted average assumptions:
Risk-free interest rate	-	1.38%	1.33%
Expected dividend yield	-	-	-
Expected option life (years)	-	4.82	1.36
Expected stock price volatility	-	108%	85%
Weighted average fair value at grant date	-	$0.24	$0.63

Expected volatility was forecasted based on the historical volatility of the Company.

11. RELATED PARTY TRANSACTIONS AND BALANCES

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)
Key Management Compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the years ended January 31 was as follows:

	2014	2013	2012
Salaries, bonuses, fees and benefits
Members of the Board of Directors	$66,000	$110,564	$117,000
Other members of key management	43,707	57,162	47,774

Share-based payments
Members of the Board of Directors	-	269,501	-
Other members of key management	-	50,821	-
	$109,707	$488,048	$164,774

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

11. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

b)	In the normal course of operations the Company transacts with companies related to its directors or officers. The following amounts are receivable from related parties:

	January 31, 2014	January 31, 2013
Levon Resources Ltd.	$43,908	$33,043
Great Thunder Gold (formerly Mill Bay Ventures)	2,263	-
Total	$46,171	$33,043

c)
In the normal course of operations the Company transacts with companies with directors or officers in common. During 2014 the Company settled $128,722 of related party debt through issuance of common shares of the Company, as described in Note 9b.  At January 31, 2014 and January 31, 2013, the following amounts are payable to related parties:

	January 31, 2014	January 31, 2013
Directors	$34,500	$16,500
Oniva International Services Corp.	153,566	131,269
Sampson Engineering Inc.	18,641	12,641
Wear Wolfin Designs Inc.	13,860	7,840
Saulnier Capital	4,028	-
Frobisher Securities Ltd.	4,200	7,026
Intermark Capital Corp.	34,650	19,600
	$263,445	$194,876

d)
The amounts included above in 11(b) and 11(c) are unsecured, non-interest bearing with no fixed terms of repayment.

Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”), as described in Note 13. The transactions with Oniva during the year are summarized below:

	2014	2013	2012
Salaries and benefits	$77,785	$132,884	$150,725
Office and miscellaneous	48,489	98,036	116,160

	$126,274	$230,920	$266,885

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

12. RECLAMATON PROVISION

The Company’s reclamation provision relates to the reclamation work required by the Bureau to be performed on the Robertson Property.

Management estimates the total undiscounted inflation-adjusted amount of cash flows required to settle its reclamation provision to be approximately $503,629 (US$452,172) (January 31, 2013 - $413,177 (US$412,023)), which is expected to be incurred during 2018. The risk-free rate of 3% (January 31, 2013 – 3%) was used to calculate the present value of the reclamation provision.

A reconciliation of the reclamation provision is as follows:

	January 31, 2014	January 31, 2013

Beginning balance	$395,000	$175,529
Unwinding of discount	11,850	27,561
Change in estimates	43,000	191,621
Change in foreign exchange rate	34,150	289
	$484,000	$395,000

13. COMMITMENTS

The Company has a cost-sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one-month’s notice by either party. Transactions and balances with Oniva are disclosed in Note 11.

14. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)
Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk. The Company is not exposed to significant credit risk on amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and reclamation deposits as the majority of the amounts are held with a single Canadian and US financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

14. FINANCIAL INSTRUMENTS (continued)

a)	Credit risk (continued)

	January 31, 2014	January 31, 2013
Cash held at major financial institutions
Canada – cash	$4,706	$11,741
US – cash	3,368	2,709

	8,074	14,450
Reclamation deposits held at major financial institutions	529,408	474,034

Total cash and reclamation deposits	$537,482	$488,484

b)
Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had a working capital deficit in 2014 and 2013. The Company has cash at January 31, 2014 in the amount of $8,074 (January 31, 2013 - $14,450) in order to meet short-term business requirements. At January 31, 2014, the Company had current liabilities of $499,993 (January 31, 2013 - $595,964). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms.  Amounts due to related parties are without stated terms of interest or repayment.

The Company will require significant cash funding to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2014.

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i) To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii) To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, the Company is not exposed to significant interest rate price risk as at January 31, 2014 and 2013.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

14. FINANCIAL INSTRUMENTS (Continued)

c)	Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, accounts payable and accrued liabilities, and amounts payable to related parties, as a portion of these amounts are denominated in US dollars as follows:

	January 31, 2014	January 31, 2013

Cash	US$ 3,024	US$ 6,884
Other amounts receivable	2,085	1,847
Amounts receivable from a related parties	41,454	33,132
Reclamation bonds	475,317	475,317
Accounts payable	(117,288)	(308,034)

Net exposure	US$ 404,592	US$ 209,146

Canadian dollar equivalent	$450,634	$208,937

Based on the net Canadian dollar denominated asset and liability exposures as at January 31, 2014, a 10% (January 31, 2013 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $45,063 (January 31, 2013 - $20,894).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

14. FINANCIAL INSTRUMENTS (Continued)

d)
Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at January 31, 2014:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$8,074	-	-
Investments in related companies	140,505	-	-
	$148,579	-	-

15. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and development of its properties and to maintain flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or adjust the amount of cash and cash equivalents. Management reviews the capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.  There were no changes to the Company’s capital management during the year ended January 31, 2014.

16. ADDITIONAL CASH FLOW DISCLOSURES

The net change in non-cash working capital is comprised of the following:

	January 31, 2014	January 31, 2013

Amounts receivable from related parties	$(9,268)	$(6,127)
Other amounts receivable	32,783	(8,681)
Prepaid expenses	3,107	2,546
Accounts payable and accrued liabilities	(35,817)	255,287
Amounts payable to related parties	68,569	157,251
	$59,374	$400,276

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

17. INCOME TAXES

Income tax recovery differs from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to loss before future income taxes. For the year ended January 31, 2014, the Canadian statutory rate is 26% (2013 - 25%).

	2014	2013	2012

Expected income tax recovery	$181,670	$348,647	$301,632
Permanent differences	10,760	(225,749)	(150,634)
Changes in timing differences	9,659	(21,221)	-
Effect of foreign exchange changes on U.S. loss carry-forwards	492,885	(196,741)	9,404
Expired losses	(20,428)	(115,221)	-
Changes in deferred income tax liability	(135,099)	(61,408)	(279,894)
Adjustments due to effective tax rate attributable to U.S. income taxes in other countries	37,513	126,053	98,660
Changes in income tax rates and other exchange	70,895	(2,338)	(10,459)
Total deferred income tax recovery (expense)	$647,855	$(147,978)	$(31,291)

The components of the deferred income tax assets (liabilities), after applying enacted Canadian rates of 26% (2013 - 25%) and enacted US rates of 35.0% (2013 - 35.0%), are as follows:

	2014	2013
Deferred income tax assets
Non-capital loss carry-forwards	$4,355,403	$3,741,587
Other	8,685	31,582
	4,364,088	3,773,169
Deferred income tax liabilities
Investment securities	(1,917)	(30,293)
Exploration and evaluation assets	(6,128,891)	(6,186,914)
Net deferred income tax liability	$(1,766,720)	$(2,444,038)

At January 31, 2014, the Company had, for Canadian tax purposes, non-capital losses aggregating approximately $6,887,000. These losses are available to reduce taxable income earned by the Canadian operations of future years and expire as follows:

2015	$522,000
2026 to 2033	6,365,000
$6,887,000

At January 31, 2014, the Company had, for US tax purposes, net operating losses aggregating approximately US$11,960,000. The net operating losses are available to offset taxable income earned by the US operations of future years and expire as follows:

2018	US$ 364,000
2020 to 2034	11,596,000
US$ 11,960,000

CORAL GOLD RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended January 31, 2014, 2013, and 2012
(Expressed in Canadian dollars)

18. SEGMENTED INFORMATION

The Company operates one operating segment, mineral exploration and development activities. The Company is in the exploration stage and, accordingly, has no reportable revenues for the year ended January 31, 2014, 2013, and 2012.

The Company has non-current assets in the following geographic locations:

	January 31, 2014	January 31, 2013
Canada	$143,136	$400,030
USA	19,653,204	19,841,325
	$19,796,340	$20,241,355

19. SUBSEQUENT EVENTS

In March 2014, the Company entered into an exploration and option to joint venture with Barrick Gold Corporation ("Barrick"), pursuant to which Barrick has been granted an option to earn up to an undivided 60% interest on the Company's Gold Ridge Property in Nevada (consisting of a portion of the Robertson Property) in consideration for incurring US$12,000,000 in exploration expenditures over a five year period. In addition, Barrick has the option to increase its interest by an additional 15% for an aggregate undivided 75% interest by preparing and delivering to the Company a scoping study. The Option Agreement also provides that upon the exercise of the option, a 60%/40% or a 75%/25% joint venture between the parties will be established in order to further explore the Gold Ridge Property. In March 2014, the Company closed a non-brokered private placement in connection with the exploration and option to joint venture issuing 4,150,000 common shares of the Company at a price of $0.17 per common share for gross proceeds of $705,500.